Exhibit (a)(2)
Form of Email Announcement of Offer to Amend or Cancel and Replace Eligible Options
Subject: Action Required: Urgent Information Regarding Some of Your Unexercised Stock Options
Important: Read this email and the attachments provided under the links below carefully before completing and signing your personalized Election Form and returning it to Cirrus Logic.
Dear Cirrus Logic Option Holder:
This email contains important information about some of your unexercised stock options.
We recently performed a voluntary review of Cirrus Logic’s stock option granting practices. As a result of that review, we determined that certain stock option grants awarded under the Cirrus Logic, Inc. 1996 Stock Plan (the “1996 Plan”) and the Cirrus Logic, Inc. 2002 Stock Option Plan (the “2002 Plan”) had an exercise price per share that was less than the fair market value per share of the Cirrus Logic common stock underlying the option on the date that the grant was actually finalized. Therefore, one or more of these outstanding options may be deemed to be “below-market” options under Section 409A of the Internal Revenue Code (the “Code”). The portion of such options that remained unvested as of December 31, 2004, may be subject to taxation as ordinary income and may also be subject to an additional 20% federal penalty tax plus an interest charge under Section 409A, even if you do not exercise such options. In addition, some states, including California, may impose additional penalty taxes on amounts that are subject to the 20% federal penalty tax.
You are receiving this email because we believe that some of your Cirrus Logic stock options may be subject to adverse tax consequences under Section 409A of the Code (and comparable state laws). A list of each of these options can be found on your attached personalized Election Form.
We are pleased to announce that, in an effort to eliminate any potential adverse tax consequences to our employees who may be subject to the additional taxes described above, Cirrus Logic is launching a program that will adjust the exercise price applicable to outstanding stock options that we believe are subject to Section 409A. If you decide to tender your “Eligible Options” (as defined in Cirrus Logic’s Offer to Amend or Cancel and Replace Eligible Options (the “Offer”)), the exercise price per share of each properly tendered Eligible Option will be amended to an increased price to reflect the fair market value of Cirrus Logic common stock underlying your Eligible Option on the date that we have determined that your grant was actually finalized. After your Eligible Option is amended (i) you will receive a special cash payment, to compensate you for the higher exercise price applicable to your amended Eligible Option or (ii) if the original grant date of your Eligible Option is either August 15, 2001, or February 21, 2002, your amended Eligible Option will be cancelled and replaced with a new option that has a reduced exercise price. You will not be eligible to receive a cash payment with respect to options that are cancelled and replaced with a new option. Any cash payment that you are entitled to receive under the Offer will be made on the first regular payday in January 2008, and no later than January 31, 2008.
The following documents, which provide specifics regarding participation in the Offer and the potential consequences of accepting or declining the Offer, are hyperlinked to this email (except for your personalized Election Form, a copy of which is attached to this email):
➢	The Offer

➢	An Election Form (Attachment I)

➢	A Withdrawal Form (Attachment II)

➢	A Stock Option Amendment and Special Cash Payment Agreement that will apply to your Amended Options, if any (Attachment III)

➢	A Form Option Agreement that is Substantially Similar to the Option Agreement that will apply to your New Options, if any (Attachment IV)

➢
A Comparison of Plan Provisions Chart that explains the differences between your New Options that will be granted under the 2006 Plan and your cancelled Eligible Options that were previously granted under the 1996 Plan or the 2002 Plan (Attachment V)

➢	A list of Frequently Asked Questions about the Offer (Attachment VI)
Capitalized terms not defined in this email or in any of the attachments to the email will have the meaning assigned to such terms in the Offer.
Your personalized Election Form (Attachment I) provides the following information with respect to each Eligible Option that you hold:
➢	The grant date indicated for that option in the applicable option agreement or grant notice,

➢	The original exercise price in effect for that option,

➢
The number of shares subject to your outstanding options and the number of such shares that qualify as an “Eligible Option” (if all of such shares do not meet the requirements of an “Eligible Option”),

➢	The date that your option grant was actually finalized, as determined by us,

➢	The adjusted exercise price that will apply to options that you properly tender for adjustment pursuant to the Offer, and

➢
The Cash Payment that you will be entitled to receive, less applicable income, payroll, and employment tax withholding, with respect to each Amended Option that you will receive if you tender your Eligible Options, if any.

It is extremely important that you carefully review the documents linked to this email, as they contain the information that you need in order to decide whether or not to participate in this Offer. We also encourage you to consult your personal tax, investment, and legal advisors regarding the consequences of accepting or declining the Offer.

Important Steps That You Must Take To Participate in the Offer
Participation in the Offer is completely voluntary and you are not required to tender any of your Eligible Options. However, if you choose not to tender your affected options, you may be subject to adverse taxation under Section 409A. We do not intend to take any additional action, other than the Offer, to bring your options into compliance with Section 409A. If you elect not to tender your Eligible Options, you will be solely responsible for any adverse tax consequences that may result under Section 409A of the Code (and comparable state tax laws), without any expectation of reimbursement by Cirrus Logic.
After carefully reviewing all of the materials provided in this email, if you decide to participate in the Offer, you will need to complete, sign, and date your personalized Election Form and deliver it to Cirrus Logic, Inc., Attn: Bonnie Niemtschk, in Stock Administration, by email to bonnie.niemtschk@cirrus.com or by fax to 512-851-4527, prior to 4 p.m. Central Time on October 1, 2007 (or the later expiration date of the Offer, if the Offer is extended). Cirrus Logic must receive your properly completed Election Form by the expiration date of the Offer. Important Note: If we do not receive your completed and signed Election Form prior to 4 p.m. Central Time on October 1, 2007 (or a later expiration date of the Offer, as applicable), you will not be eligible to participate in the Offer.
The method of delivery of all documents, including the Election Form and any other required documents, is at your election and risk. Please see the Election Form Instructions for more information regarding the applicable election procedures. We will not accept delivery of any Election Form after the expiration date of the Offer.
Questions
If you have any questions regarding the Offer, or need additional copies of the Offer or any related documents, you should contact Bonnie Niemtschk, in Stock Administration, at 512-851-4359 or by email at bonnie.niemtschk@cirrus.com.
We apologize for any inconvenience that this situation may have caused, however, we are pleased to be able to offer you this opportunity to avoid potential adverse tax consequences under Section 409A.
Thank you.